 Exhibit (a)(1)(vii)
Amendment and Supplement
to the
Offer to Purchase for Cash
Up to 6,340,000 shares of Common Stock
of
The Howard Hughes Corporation
by
Pershing Square, L.P.,
Pershing Square International, Ltd.
and
Pershing Square Holdings, Ltd.
at
a purchase price not greater than $70.00 nor less than $61.00 per share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF NOVEMBER 28, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).
Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, the “Purchasers,” “we,” “us” or “our”), hereby amend and supplement their offer to purchase up to an aggregate of 6,340,000 shares of common stock, $0.01 par value per share (each, a “Common Share”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”), to increase the price range for their offer. The Purchasers are now offering to purchase Common Shares at a price not greater than $70.00 nor less than $61.00 per Common Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated October 14, 2022 (the “Offer to Purchase”), as amended and supplemented by this Amendment and Supplement to the Offer to Purchase (this “Amendment and Supplement”), and in the related Amended Letter of Transmittal, dated November 11, 2022, each as may be further amended or supplemented from time to time (together, the “Offer”). The exact price will be determined through a modified Dutch auction described in the Offer to Purchase as amended and supplemented hereby.
In addition, the Purchasers have extended the expiration date for the Offer to 12:00 Midnight, New York City time, at the end of November 28, 2022.
The Purchasers have stated that the newly increased price range represents the Purchasers’ best and final offer. The $70.00 high-end of the price range represents a 28% premium above the closing price of the Common Shares on October 13, 2022, the last trading day prior to the announcement of the Offer.
The information, terms and conditions set forth in the Offer to Purchase remain applicable in all respects, except to the extent modified by this Amendment and Supplement. Where information in the Offer to Purchase is in conflict with or is supplemented or replaced by information in this Amendment and Supplement, the information provided in this Amendment and Supplement governs. Capitalized terms used in this Amendment and Supplement but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase. Except as described in this Amendment and Supplement, all terms and conditions of the Offer remain unchanged.

PURCHASE PRICE AND EXPIRATION DATE
All references to the price range for the Offer or the range of prices at which the Purchasers are offering to purchase Common Shares are hereby amended to refer to a price of not greater than $70.00 and not less than $61.00 per Common Share.
All references to the minimum purchase price in the Offer are hereby amended to refer to a minimum purchase price of $61.00 per Common Share.
All references to the maximum purchase price in the Offer are hereby amended to refer to a maximum purchase price of $70.00 per Common Share.
All references to the maximum aggregate purchase price in the Offer (i.e., the aggregate purchase price if we purchase the full 6,340,000 Common Shares we are offering to purchase at the maximum purchase price) are hereby amended to refer to an aggregate purchase price of $443.8 million.
All references to the expiration date for the Offer are hereby amended to refer to 12:00 Midnight, New York City time, at the end of November 28, 2022.
PROCEDURES FOR TENDERING COMMON SHARES
All valid tenders of shares made prior to the announcement of the increased price range remain valid. Stockholders may tender their Common Shares using the amended Letter of Transmittal the Purchasers have filed with the SEC to reflect the increase in price range. However, stockholders may also tender using the original Letter of Transmittal. A stockholder that validly tendered or validly tenders Common Shares using the original Letter of Transmittal or original Notice of Guaranteed Delivery will be deemed to have tendered their Common Shares at $61.00 per Common Share. Stockholders who have already tendered prior to the announcement of the increased price range and who wish to change the price at which they are willing to sell Common Shares in the Offer must withdraw their tenders in the manner described in the Offer to Purchase and re-tender indicating the new price at which they are willing to sell Common Shares in the Offer.
Stockholders tendering Common Shares using a Notice of Guaranteed Delivery must deliver such Notice of Guaranteed Delivery to the Depositary by email, mail or overnight courier before the Expiration Date, as provided for in the Amended Form of Notice of Guaranteed Delivery.
PRICE RANGE OF COMMON SHARES
The high and low closing sales prices of the Common Shares on the NYSE during the fourth quarter of the year ended December 31, 2022 (through November 10, 2022) were $66.35 per Common Share and $53.55 per Common Share, respectively. See Section 7 of the Offer to Purchase for additional information about the price range of the Common Shares.
On November 10, 2022, the last full trading day prior to the announcement of the increased price range for the Offer, the closing sale price of the Common Shares on the NYSE was $66.35 per Common Share. Stockholders are urged to obtain current market quotations for the Common Shares before deciding whether and at what price or prices to tender their Common Shares.

If you have questions or need assistance, you should contact the Information Agent, D.F. King & Co., Inc., or the Dealer Manager, Jefferies LLC, at their respective addresses and telephone numbers set forth below. If you require additional copies of the Offer to Purchase, this Amendment and Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials, you should contact the Information Agent.

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll Free: (800) 848-3402
Banks and Brokers Call: (212) 269-5550
Jefferies LLC
520 Madison Avenue
New York, NY 10022
Call Toll-Free: (877) 821-7388
November 11, 2022